SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 06, 2018

I. Date, Time and Place: March 06, 2018, at 2:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling and Attendance: Call notice sent on December 15, 2017. Attendance of the members: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constantino Neto, Antonio Kandir, Germán Pasquale Quiroga Vilardo, Francis James Leahy Meaney, André Béla Jánszky and Anna Luiza Serwy Constantino. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. IV. Agenda: To adopt resolution on the following matter: (i) The approval of the financial statements of the Company for the fiscal year ended December 31, 2017 (“Financial Statements”), audited by Ernst & Young Auditores Independentes S.S. (“EY”); and (ii) the granting by the Company of a corporate guarantee of obligations by Gol Linhas Aéreas S.A. (“GLA”), under a certain Derivatives Contract with Banco BTG Pactual S.A. V. Resolution: After the necessary explanations were provided, after detailed review of the documents referring to the matter hereof, the members of the Board of Directors decided and by unanimous vote approved: (i) the Financial Statements of the Company, including the Management Report on Internal Controls over Financial Reporting and the Audit Opinion issued by EY, which will be submitted to the Annual Shareholders Meeting, with the recommendation for the shareholders to approve the same. The Financial Statements duly approved and initialed by the Presiding Board, will be filed with the head office and will be disclosed by the Company within the legal term; and (ii) the granting by the Company of a corporate guarantee of obligations by GLA, under a certain Derivatives Contract with Banco BTG Pactual S.A. VI. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for time necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures. Chairmanship of the Meeting: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni - Secretary. Members of the Board of Directors:

Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constantino Neto, Antonio Kandir, Germán Pasquale Quiroga Vilardo, Francis James Leahy Meaney, André Béla Jánszky and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, March 06, 2018.

_________________________________ Constantino de Oliveira Junior Chairman	_________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.